UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                   Scania AB
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                                (Name of Issuer)

                                 CLASS A SHARES
                                 CLASS B SHARES
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                         (Title of Class of Securities)

                           CLASS A SHARES - XL 74244
                           CLASS B SHARES - XL 74245
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                                 (CUSIP Number)

                              Paul Kumleben, Esq.
                             Davis Polk & Wardwell
                               99 Gresham Street
                                London EC2V 7NG
                                 United Kingdom
                              011-44-20-7418-1360
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 27, 2000
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), (f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               Page 1 of 8 Pages

-------------------                                           ------------------
CUSIP NO.  XL 74244                   13D                     Page 2 of  8 Pages
           XL 74245
-------------------                                           ------------------

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         INVESTOR AB
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a) [ ]
         GROUP*                                                          (b) [X]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS*

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KINGDOM OF SWEDEN
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                      7.   SOLE VOTING POWER          Class A Shares: 16,661,380
                                                      Class B Shares:  1,508,693
                     -----------------------------------------------------------
 NUMBER OF SHARES     8.   SHARED VOTING POWER        Class A Shares:  0
BENEFICIALLY OWNED                                    Class B Shares:  0
 BY EACH REPORTING   ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER     Class A Shares: 16,661,380
                                                      Class B Shares:  1,508,693
                     -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER   Class A Shares:  0
                                                      Class B Shares:  0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class A Shares:   16,661,380
         Class B Shares:    1,508,693
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
         Class A Shares:   16.6%; See Item 5
         Class B Shares:    1.5%; See Item 5
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
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                               Page 2 of 8 Pages

     Investor Aktiebolag, a limited liability company incorporated under the laws of Sweden ("Investor") hereby amends and supplements its Report on
Schedule 13D, originally filed on May 12, 1999 and amended by Amendment No.1 thereto filed on August 11, 1999 and Amendment No. 2 thereto filed on August 16, 1999 (the "Schedule 13D") with respect to the purchase of shares of Class A and Class B Common Stock, SEK 10 nominal value per share (the "Common Shares"), of Scania Aktiebolag, a limited liability company incorporated in Sweden (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 3 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Investor. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

     Item 2.  Identity and Background.

     Investor's founders and principal shareholders are the Wallenberg family and foundations, whose holdings, as of December 31, 2001, represented approximately 44% of the votes and 21% of the share capital of Investor.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Investor is set forth on Schedule A.

     Item 4.  Purpose of Transaction.

     On March 27, 2000, Investor sold 37,400,000 Class A Shares to Volkswagen AG. See Item 7.

     Investor is holding the Shares for investment. Investor intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Investor may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, Investor has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) Amount beneficially owned:   Class A Shares: 16,661,380; Class B
                                      Shares: 1,508,693; Class A and B Shares:
                                      18,170,073

         Percent* of share capital:   Class A Shares: 16.6%; Class B Shares:
                                      1.5%; Class A and B Shares: 9.09%

         Percent* of voting rights**: Class A Shares: 16.6%; Class B
                                      Shares: 1.5%; Class A and B Shares: 15.28%

         *) Based on the number of outstanding Shares set forth in the Issuer's certificate of registration as per March 31, 2002.

        **) Each Class A Share carries one vote and each Class B Share carries one-tenth of one vote.

     (b) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: Class A Shares:
               16,661,380; Class B Shares: 1,508,693

          (ii) Shared Power to vote or to direct the vote. None.

         (iii) Sole power to dispose or to direct the disposition of: Class A
               Shares: 16,661,380; Class B Shares: 1,508,693

          (iv) Shared power to dispose or to direct the disposition of: None.


                               Page 3 of 8 Pages

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Share Sale and Purchase Agreement between Investor AB and Volkswagen AG




























                               Page 4 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                Date: July 4, 2002


                                                INVESTOR AB


                                                /s/ Marcus Wallenberg
                                                --------------------------------
                                                    Marcus Wallenberg, President





















                               Page 5 of 8 Pages

                                                                                                           SCHEDULE A

                                     DIRECTORS AND EXECUTIVE OFFICERS OF INVESTOR

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Investor are set forth below. If no business address is given the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Investor. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

                                                             Present Principal Occupation Including Name and
             Name and Business Address                                     Address of Employer
---------------------------------------------------    --------------------------------------------------------------
Directors

Claes Dahlback.....................................    Chairman.
                                                       Chairman of EQT, Gambro AB, IBX, IMGO, Stora Enso Oyj and Vin
                                                       & Sprit AB. Vice chairman of SEB and a director of Findus.

Anders Scharp......................................    Member of the board.
                                                       Chairman of Atlas Copco, Saab AB, SKF, Ab Ph. Nederman &
                                                       Co. Member of Engineering Sciences.

Koichi Nishimura...................................    Member of the board.
                                                       Chairman and Chief Executive Officer of Solectron Corporation
                                                       (United States). Mr Nishimura was an employee of IBM for 23 years and joined Solectron in 1988 as Chief Operating Officer.
                                                       He has been CEO of the company since 1992. Citizen of the
                                                       United States.

Hakan Mogren.......................................    Member of the board. Executive Deputy Chairman of
                                                       AstraZeneca PLC and Gambro AB. Chairman of Reckitt Benckiser
                                                       PLC and The Research Institute of Industrial Economic (IUI),
                                                       The Swedish-American Foundation and The Swedish-Japanese
                                                       Foundation and The British-Swedish Chamber of Commerce.
                                                       Director of the Marianne and Marcus Wallenberg Foundation.
                                                       Member of the Royal Swedish Academy of Engineering Sciences
                                                       (IVA).

Sune Carlsson......................................    Member of the board.
                                                       President and CEO of AB SKF. Board member of Atlas Copco AB.

Peter D. Sutherland................................    Member of the board.
                                                       Chairman and Managing Director of Goldman Sachs International
                                                       and British Petroleum Company PLC. Member of the boards of
                                                       Ericsson and the Royal Bank of Scotland Group Plc. Citizen of
                                                       Ireland.

Bjorn Svedberg.....................................    Member of the board.
                                                       Director of Saab AB, Gambro AB, the Knut and Alice Wallenberg
                                                       Foundation, the Financial Supervisory Authority and the Morgan
                                                       Stanley Dean Witter European Advisory Board. Chairman of the
                                                       Chalmers Institute of Technology, Eniro, HI3G Access, K-World,
                                                       Nefab, RKI,


                                                  Page 6 of 8 Pages


                                                       Salcomp and the Royal Swedish Academy of Engineering Sciences.

Marcus Wallenberg..................................    President and Chief Executive Officer.
                                                       Vice Chairman of Ericsson and Saab AB and board member of
                                                       Astra Zeneca AB, Scania AB, SASAssembly of Representatives,
                                                       Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

Jacob Wallenberg...................................    Executive Vice Chairman.
                                                       Chairman of SEB and Vice Chairman of Atlas Copco AB, AB
                                                       Electrolux, SAS and the Knut and Alice Wallenberg Foundation.
                                                       Board member of ABB Ltd., EQT, WM-data, the Confederation of
                                                       Swedish Enterprise and the Nobel Foundation.

Peter Wallenberg...................................    Honorary Chairman.
                                                       Chairman of the Knut and Alice Wallenberg Foundation and
                                                       Honorary Chairman of Atlas Copco AB.


                                                       Present Principal Occupation Including Name and Address of
             Name and Business Address                                          Employer
---------------------------------------------------    -----------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Borje Ekholm.......................................    Executive Vice President
Sven Nyman.........................................    Executive Vice President
Lars Wedenborn.....................................    Executive Vice President
Nils Ingvar Lundin.................................    Managing Director
Erik Edholm........................................    Managing Director
Henry E. Gooss.....................................    Managing Director
Adine Grate Axen...................................    Managing Director
Fredrik Hillelson..................................    Managing Director











                                                  Page 7 of 8 Pages

                                                                   EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
       1      Share Sale and Purchase Agreement between Investor AB and
              Volkswagen AG








































                               Page 8 of 8 Pages